SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT Capital Invests in US Mobile Platform Leader Phunware for Next-Gen Mobile Customer Engagement Solutions.”

Exhibit 1

October 6, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Capital Invests in US Mobile Platform Leader Phunware for Next-Gen Mobile Customer Engagement Solutions.”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

October 6, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Capital Invests in US Mobile Platform Leader Phunware for Next-Gen Mobile Customer Engagement Solutions.”

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,831 As of August 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	816-8553

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	October 6, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a Press Release entitled “PLDT Capital Invests in US Mobile Platform Leader Phunware for Next-Gen Mobile Customer Engagement Solutions.”

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rau	sa-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

October 6, 2015

pressrelease

PLDT Capital Invests in US Mobile Platform Leader Phunware for
Next-Gen Mobile Customer Engagement Solutions

Joint Venture also formed, with ePLDT to deliver market-leading solutions to enable Digital
Enterprise services in Southeast Asia.

LOS ANGELES AND MANILA, 6 October 2015 – Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI), through PLDT Capital, has entered into a joint venture with Phunware, whose world-first integrated applications platform enables companies to engage and  manage relationships with their customers worldwide: anytime, anywhere, on any device.

The new partnership involves a total investment of $10 million that will enable PLDT’s subsidiary, ePLDT, to market and exclusively distribute Phunware’s targeted mobile and multiscreen solutions in Southeast Asia.

Through its pioneering Multiscreen as a Service (MaaS) platform, Phunware gives companies everything they need to engage seamlessly with their customers through mobile devices, from indoor and outdoor location-based marketing and advertising to content management, notifications and analytics, to indoor mapping, navigation and wayfinding.

“Filipino and ASEAN consumers are among the most engaged users of mobile and digital services in the world,” said Winston Damarillo, Managing Director of PLDT Capital and Chief Strategy Officer of PLDT. “We see mobile phones as an essential part of our daily lives and expect new experiences to pique our digital curiosity.”

“The partnership of the PLDT Group and Phunware will also enable our corporate and SME clients to address the growing needs and appetites of their digital consumers,” Damarillo added.

Phunware currently supports more than 500 million monthly unique users globally on its multiscreen cloud platform, including branded application portfolios and infrastructure for hundreds of enterprise customers across more than 40 billion indoor and outdoor user events.

Phunware’s impressive list of top-tier customers includes CBS Interactive, NBC Sports, Dignity Health, GameStop, Mandarin Oriental and WWE amongst many others.

Highlighting the value of Phunware’s partnership with PLDT, Phunware Chairman, Chief Executive Officer and Co-Founder Alan S. Knitowski said, “With more than 70 million subscribers, PLDT instantly provides a large base of audiences and communities that will enjoy new and unprecedented levels of real-time engagement both indoors and outdoors across their favorite brands and venues. At the same time, we look forward to expanding PLDT’s product portfolio.”

ePLDT CEO and PLDT EVP Eric Alberto said the joint venture will provide an edge for companies that do business in retail, travel, hospitality and real estate.

“ePLDT is constantly seeking ways to provide strategic digital advantages for our customers,” he said. “Phunware’s market ready solutions — together with our other digital solution sets in the domains of Data Center, Cloud and Big Data — will enable ePLDT to accelerate the ongoing digital transformation of large enterprises and small and medium-sized businesses.”

 ePLDT-Phunware services are set to launch within the next 90 days.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine-listed companies.

About Phunware

Founded in 2009 and headquartered in Austin, Texas, Phunware has a horizontal customer engagement platform, a vertical solutions catalog and the multiscreen services that support them both. It has introduced category-defining experiences for the world’s most respected brands across industries including healthcare, travel, retail, media and entertainment, sports, luxury residential, live events and more. It is a two-time honoree on the Forbes list of America’s Most Promising Companies and a three-time honoree on both the Inc. 500 list of America’s Fastest Growing Companies and the Austin Business Journal Fast50 list for Central Texas. For more information, please visit www.phunware.com and follow @Phunware on Twitter.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 6, 2015